May 25, 2010

Via Edgar and Facsimile

Mr. Gary R. Todd

Reviewing Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 0610

Washington, DC 20549

Re:	ACL Semiconductors Inc. Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 14, 2009
File No. 000-50140

Dear Mr. Todd:

With respect to the letter dated April 7, 2010 (the “Comment Letter”), which you sent on behalf of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”) of ACL Semiconductors Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments set forth in the Staff’s Comment Letter, numbered to correspond thereto.

From 10-K for the fiscal year ended December 31, 2008

1.

We see that you have concluded that Aristo, an entity wholly-owned by your controlling shareholder, is a variable interest entity as defined in FASB Codification Topic 810. We also note that your determination is based on the fact that Aristo’s initial capitalization as contributed by its sole shareholder is minor in amount and that Aristo is largely dependent on continuous financial support from ACL. These factors lead you to conclude that Aristo’s equity investment at risk is not sufficient to permit it to finance its activities without additional subordinated financial support. Please tell us how you applied the specific requirements of Topic 810 in assessing whether ACL is the primary beneficiary of Aristo. Accordingly, tell us how you evaluated FASB ASC 810-10-05-8A and FASB ASC 810-10-25-38 through -38G in concluding that you have both (a) the power to direct the activities of Aristo that most significantly impact Aristo’s economic performance; and (2) the obligation to absorb significant losses or the right to receive significant benefits related to the Aristo’s equity investment. Please tell us how you considered the guidance applicable to related parties in FASB ASSC 810-10-25-42 and -43 in reaching your conclusion. In addition, tell us whether your conclusion regarding whether ACL is the primary beneficiary of Aristo was impacted by the changes in the underlying accounting guidance that became effective on November 15, 2009 (the legacy SFAS 167 guidance).

In assessing who the primary beneficiary is, ASC 810-10-05-8A identifies two characteristics of a controlling financial interest in a variable interest entity (“VIE”): (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. More specifically, ASC 810-10-25-38 states a reporting entity shall consolidate a VIE when the reporting entity has a variable interest that will absorb a majority of the VIE’s expected losses, received a majority of the VIE’s expected residual returns, or both.

In evaluating the first characteristic of ASC 810-10-05-8A, ACL considered Alan Yang’s control of both ACL and Aristo, which in the case of the former derives principally from the majority ownership of the share capital and in the latter, the ownership of the entire share capital. By virtue of such control, ACL has the power to direct all the activities of Aristo. In evaluating the second characteristic of ASC 810-10-05-8A, ACL considered the substantial balances of accounts receivable due from Aristo and the obligation being borne in case of Aristo’s liquidation. For fiscal year 2009, sales to Aristo were $13,160,521 with accounts receivable of $10,315,388 as of December 31, 2009, for fiscal year 2008, sales to Aristo were $9,076,034 with accounts receivable of $6,695,409 as of December 31, 2008 and for fiscal year 2007, sales to Aristo were $17,165,728 with accounts receivable of $6,237,905 as of December 31, 2007. The extent of very large amounts of outstanding accounts receivable for three consecutive years indicates that Aristo is unable to operate as a going concern without the subordinated financial support of ACL and accordingly the failure of Aristo to settle its outstanding accounts payable to ACL would result in the absorption by ACL of the losses of Aristo.

ASC 810-10-25-42 provides that the reporting entity in determining whether it is the primary beneficiary of a VIE shall treat variable interests in that same VIE held by its related parties as its own interests. ASC 810-10-25-43 goes on to provide guidance on the term “related parties”, “de facto agent” and “de facto principal” to be applied in relation to ASC 810-10-25-38A and ASC 810-10-25-42. According to ASC 810-10-25-43, a party that cannot finance its operations without subordinated financial support from the reporting entity is considered to be a de facto agent of the reporting company.

In ACL’s case, owing to the extent of very large amounts of outstanding accounts receivable since 2007 together with the nominal amount of paid-up capital contributed by Mr. Yang when Aristo was formed, it has been determined that Aristo cannot finance its operations without subordinated financial support from ACL and accordingly, ACL is considered to be the de facto principal of Aristo, Aristo is considered to be the de facto agent of ACL and Mr. Yang is considered to be the related party of both ACL and Aristo.

By virtue of all of the above, it has been determined that ACL is the primary beneficiary of Aristo.

ACL considered ASC 810-10-25-38B through 25-38G in its evaluation and determined that those provisions were not relevant to ACL’s particular case.

While SFAS 167 retained the scope of FIN 46(R), most significantly it replaced the quantitative assessment with a qualitative assessment that focuses on power and responsibility as reflected in the two-pronged test of ASC 810-10-05-8A. ACL has determined that the conclusion as to whether ACL is the primary beneficiary of Aristo was not impacted by the underlying accounting guidance because ACL would still be considered the primary beneficiary of Aristo regardless of the type of assessment applied.

2.

As a related matter, please tell us the annual and quarterly reporting periods you believe are impacted by your conclusion that you should consolidate Aristo under guidance applicable to variable interest entities. Further, while we understand that the restatement will be reflected in your Form 10-K for the year ended December 31, 2009, please tell us your plans to amend any prior filings. If you do not intend to amend prior filings, tell us how you concluded that this is not necessary to provide investors all information to make an informed investment decision.

We intended to file amendments to the Annual Report on Form 10-K for the years ended December 31, 2007 and December 31, 2008. Such filings were made by the Company on May 4, 2010.

3.

You indicate in the Item 4-02 Form 8-K filed on March 29, 2010, that your annual financial statements for 2007 and 2008 should no longer be relied upon. Please tell us your plans to file restated financial statements for both of those years and whether your current auditor will audit the restated financial statements.

As mentioned above, amendments to the Annual Report on Form 10-K for years ended December 31, 2008 and 2007 were filed on May 4, 2010. Our current auditor, Albert Wong & Co., re-audited the financial statements for years ended 2007 and 2008.

Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ Kenneth Chan

Kenneth Chan